SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES
EXCHANGE ACT OF 1934
(Amendment No. 1)

Tasty Baking Company
(Name of Subject Company)

Compass Merger Sub, Inc.
a wholly-owned subsidiary of
Flowers Foods, Inc.
(Name of Filing Persons (Offeror))

Common Stock, Par Value $0.50 Per Share
(Title of Class of Securities)
876553306
(CUSIP Number of Class of Securities)

A. Ryals McMullian, Jr., Esq.
Vice President and Associate General Counsel
Flowers Foods, Inc.
1919 Flowers Circle
Thomasville, Georgia 31757
(229) 226-9110
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:
Sterling A. Spainhour, Jr., Esq.
Jones Day
1420 Peachtree St., NE
Suite 800
Atlanta, GA 30309-3053
(404) 581-3939
Calculation of Filing Fee

Transaction Valuation(*)	Amount of Filing Fee(**)
$35,984,308	$4,178

(*)	Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by multiplying the offer price of $4.00 per share of common stock of Tasty Baking Company, par value $0.50 per share, (“Shares”) by 8,996,077 Shares, which is the sum of (i) 8,622,847 Shares outstanding (including unvested restricted shares) and (ii) 373,230 Shares authorized and reserved for issuance (including Shares subject to issuance pursuant to applicable stock options and deferred stock units).

(**)	Estimated for purposes of calculating the amount of the filing fee only. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by .0001161.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:	$4,178	Filing Party:	Flowers Foods, Inc. and Compass Merger Sub, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	April 21, 2011
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (cross-border issuer tender offer).

☐	Rule 14d-1(d) (cross-border third-party tender offer).

Item 11. Additional Information
Item 12. Exhibits
SIGNATURE
Exhibit Index

     This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with this Amendment and any subsequent amendments and supplements thereto, collectively constitute this “Schedule TO”) originally filed on April 21, 2011 by (i) Compass Merger Sub, Inc., a Pennsylvania corporation (“Purchaser”), and a wholly-owned direct subsidiary of Flowers Foods, Inc., a Georgia corporation (“Parent”), and (ii) Parent. This Schedule TO relates to the offer (the “Offer”) by Purchaser to purchase all of the outstanding shares of common stock, par value $0.50 per share, of Tasty Baking Company, a Pennsylvania corporation (“Tasty Baking”), at a purchase price of $4.00 per Share (the “Offer Price”) net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 21, 2011 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.
     The items of the Schedule TO set forth below are hereby amended and supplemented to the extent specifically provided in this Amendment.
Item 11. Additional Information.
     Section (a)(5) of Item 11 of the Schedule TO is hereby amended and supplemented as follows:
     The information set forth in “Section 16. Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by deleting the first sentence of the first paragraph under the heading “General” and by inserting the following paragraph in its place.
     On April 21, 2011, Julie Michelsen and Tim Enochs filed a purported class action in the Court of Common Pleas of Philadelphia County, Pennsylvania against Tasty Baking, its directors, Parent and Flowers Bakeries, in connection with the proposed Merger. The lawsuit also alleges a derivative claim on behalf of Tasty Baking. This complaint alleges, among other things, that the defendants breached and/or aided and abetted the breach of fiduciary duties owed to Tasty Baking by its directors. Plaintiffs claim that the sale of Tasty Baking was accomplished through an allegedly unfair and inadequate process and that certain defendants engaged in the waste of Tasty Baking assets. The suit seeks equitable relief that would delay or enjoin the Merger based on allegations regarding the process by which offers or potential offers were evaluated by Tasty Baking, damages to the plaintiffs based upon alleged improper benefits received by defendants and attorney fees and expenses. Parent believes the allegations are without merit, and is defending the actions vigorously. The absence of an injunction or court order preventing the consummation of the transaction is a condition to Parent’s obligation to complete the Offer pursuant to the Merger Agreement.
Item 12. Exhibits.
     Item 12 of this Schedule TO is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit No.	Description
(d)(2)	Confidentiality Agreement, dated as of January 10, 2011, between Tasty Baking Company and Flowers Foods, Inc. (incorporated by reference to Exhibit (e)(3) to the Schedule 14D-9 filed by Tasty Baking Company with the Securities and Exchange Commission on April 21, 2011)

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 25, 2011

COMPASS MERGER SUB, INC.

By: Name:	/s/ Stephen R. Avera Stephen R. Avera
Title:	President

FLOWERS FOODS, INC.

By: Name:	/s/ Stephen R. Avera Stephen R. Avera
Title:	Executive Vice President, Secretary and General Counsel

Exhibit Index

Exhibit No.	Description
(d)(2)	Confidentiality Agreement, dated as of January 10, 2011, between Tasty Baking Company and Flowers Foods, Inc. (incorporated by reference to Exhibit (e)(3) to the Schedule 14D-9 filed by Tasty Baking Company with the Securities and Exchange Commission on April 21, 2011)